SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

American Learning  Corpoation
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

027135 102
(CUSIP Number)

Mr. Gary Gelman
American Learning Corp.
One Jericho Plaza
Jericho, New York 11753
Telephone: (516) 938-8000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 3, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 027135 102

1.	NAMES OF REPORTING PERSONS: Gary Gelman
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):
PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:
U.S.

NUMBER OF	7.	SOLE VOTING POWER:	3,696,400
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER:	0
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER:	3,696,400
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER:	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,696,400

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 64.6

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

Gary Gelman hereby amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on August 19, 1988, as amended by Amendment No. 1 filed with the SEC on July 17, 1989, by Amendment No. 2 filed with the SEC on November 1, 1991, by Amendment No. 3 filed with the SEC on July 26, 1993, by Amendment No. 4 filed with the SEC on July 8, 1997, by Amendment No. 5 filed with the SEC on November 13, 2000, by Amendment  No. 6 filed with the SEC on June 29, 2004, by Amendment No. 7 filed with the SEC on August 19, 2005, by Amendment No. 8 filed with the SEC on June 22, 2007, by Amendment No. 9 filed with the SEC on August 8, 2008, by Amendment No. 10 filed with the SEC on December 17, 2008 and by Amendment No. 11 filed with the SEC on February 11, 2011.

This Schedule relates to the common stock, par value $.01 per share (the "Shares "), of American Learning Corporation, a New York corporation (the "Issuer").

“Item 3.    Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule is hereby amended by adding the following text as the last paragraph thereof:

“On January 3, 2012, Mr. Gelman purchased 1,000,000 Shares from The Edward & Michael Gelman 2008 Trust at an aggregate purchase price of $2,000,000 or $2.00 per share (the “Purchase”).  Mr. Gelman used personal funds to make the Purchase.”

“Item 5.            Interest in Securities of the Issuer.

Item 5(a) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

“(a)           Mr. Gelman beneficially owns (as defined by Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 3,696,400 Shares, or 64.6% of the Shares, as of January 3, 2012.  Of such Shares, 800,000 are issuable pursuant to grants under the Company’s Stock Incentive Plans.”

Item 5(c) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

“(c)           Except for the Purchase, Mr. Gelman did not effect any transactions in the Issuer’s Shares during the past sixty days.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 10, 2012

/s/ Gary Gelman
Gary Gelman